UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,418,245
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,418,245
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,617
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,617
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,617
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,617
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,878,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,878,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,878,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,878,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,878,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,878,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,878,862
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,878,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,878,862
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,878,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,878,862
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,878,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,878,862
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,878,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned.  This Amendment No. 10 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,878,862 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $15,073,808, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,512,473 Shares outstanding as of April 25, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 28, 2008.

A.	Starboard

(a)	As of the date hereof, Starboard beneficially owned 2,418,245 Shares.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,418,245
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,418,245
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the date hereof, Parche beneficially owned 460,617 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 460,617
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 460,617
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

C.	RCG Enterprise

(a)	RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 460,617 Shares owned by Parche.

Percentage:

(b)	1. Sole power to vote or direct vote: 460,617
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 460,617
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and incorporated herein by reference.

D.	RCG Starboard Advisors

(a)
As of the date hereof, as the investment manager of Starboard and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 2,418,245 Shares owned by Starboard and (ii) 460,617 Shares owned by Parche.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 2,878,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,878,862
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule A and incorporated herein by reference.

E.	Ramius

(a)	As of the date hereof, as the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of the (i) 2,418,245 Shares owned by Starboard and (ii) 460,617 Shares owned by Parche.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 2,878,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,878,862
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule A and incorporated herein by reference.

F.	C4S

(a)	As of the date hereof, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 2,418,245 Shares owned by Starboard and (ii) 460,617 Shares owned by Parche.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 2,878,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,878,862
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule A and incorporated herein by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Messrs. Cohen,  Stark, Strauss and Solomon may be deemed the beneficial owner of the (i) 2,418,245 shares owned by Starboard and (ii) 460,617 Shares owned by Parche.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard and Parche by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,878,862
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,878,862

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule A and incorporated herein by reference

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member	RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 719153108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 9 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

PARCHE, LLC

(3,920)	14.6329	04/17/08
(1,600)	14.7862	04/18/08
(880)	14.7471	04/18/08
(2,400)	15.0931	04/21/08
(3,200)	15.2115	04/21/08
(4,000)	14.0213	04/22/08
(8,000)	13.3685	04/22/08
(7,984)	13.4240	04/23/08
(1,600)	13.5000	04/23/08
(1,324)	12.5100	04/24/08
(4,929)	12.7510	04/24/08
(4,000)	12.3538	04/25/08
(1,600)	12.2916	04/25/08
(5,600)	12.2308	04/28/08

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(20,580)	14.6329	04/17/08
(8,400)	14.7862	04/18/08
(4,620)	14.7471	04/18/08
(12,600)	15.0931	04/21/08
(16,800)	15.2115	04/21/08
(21,000)	14.0213	04/22/08
(42,000)	13.3685	04/22/08
(41,916)	13.4240	04/23/08
(8,400)	13.5000	04/23/08
(6,948)	12.5100	04/24/08
(25,878)	12.7510	04/24/08
(21,000)	12.3538	04/25/08
(8,400)	12.2916	04/25/08
(29,400)	12.2308	04/28/08